SPROTT ANNOUNCES SECOND QUARTER 2023 RESULTS
TORONTO, ON - August 9, 2023 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and six months ended June 30, 2023.
Management commentary
"Sprott's Assets Under Management ("AUM") declined slightly during the second quarter, as precious metal prices pulled back following strong performance in April," said Whitney George, CEO of Sprott. "Despite the challenging market conditions, we continued to record strong sales in our Exchange Listed Products and Private Strategies segments, with $199 million in net sales and new fee earning committed capital during the second quarter and $1.1 billion in net sales and new fee earning committed capital during the first half of 2023. Our Private Lending team closed the third vintage of Sprott's Private Resource Lending Strategy during the second quarter and our Streaming and Royalty team closed a new partnership in July, subsequent to quarter end."
"The outlook for precious metals and energy transition investments continues to improve and we expect our positioning in these core areas to be rewarded in the second half of 2023," added Mr. George. "Our product pipeline is robust and we intend to launch new public and private strategies before the end of the year."
Key AUM highlights
•AUM was $25.1 billion as at June 30, 2023, down $0.2 billion (1%) from March 31, 2023 and up $1.7 billion (7%) from December 31, 2022. On a three months ended basis, we were impacted by market value depreciation across the majority of our fund products, partially offset by inflows to our exchange listed products and new fee earning capital commitments into our private strategies funds. On a six months ended basis, we benefited from new capital raises and net capital calls to our private strategies funds and strong inflows to our exchange listed products, as well as market value appreciation across the majority of our fund products.
Key revenue highlights
•Management fees were $33.2 million in the quarter, up $2.6 million (8%) from the quarter ended June 30, 2022 and $64.7 million on a year-to-date basis, up $6.9 million (12%) from the six months ended June 30, 2022. Carried interest and performance fees were $0.4 million in the quarter and on a year-to-date basis, up $0.4 million from the quarter ended June 30, 2022 and down $1.7 million (81%) from the six months ended June 30, 2022. Net fees were $30.4 million in the quarter, up $2.3 million (8%) from the quarter ended June 30, 2022 and $59.1 million on a year-to-date basis, up $5.5 million (10%) from the six months ended June 30, 2022. Our revenue performance was due to higher average AUM in our exchange listed products (primarily our uranium, gold and silver trusts) and private strategies segments. These increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment on a year-to-date basis.
•Commission revenues were $1.6 million in the quarter, down $4.8 million (74%) from the quarter ended June 30, 2022 and $6.4 million on a year-to-date basis, down $13.1 million (67%) from the six months ended June 30, 2022. Net commissions were $1.1 million in the quarter, down $2.3 million (67%) from the quarter ended June 30, 2022 and $3.5 million on a year-to-date basis, down $6.5 million (65%) from the six months ended June 30, 2022. Lower commissions were due to the sale of our former Canadian broker-dealer and slower at-the-market ("ATM") activity in our physical uranium trust.
•Finance income was $1.3 million in the quarter, up $0.1 million (8%) from the quarter ended June 30, 2022 and $2.5 million on a year-to-date basis, down $0.2 million (6%) from the six months ended June 30, 2022. Our quarterly and year-to-date results were driven by income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense highlights
•Net compensation expense was $15.5 million in the quarter, up $1.5 million (11%) from the quarter ended June 30, 2022 and $30.4 million on a year-to-date basis, up $0.7 million (2%) from the six months ended June 30, 2022. The increase in the quarter and on a year-to-date basis was due to the reversal of salary, AIP and LTIP entitlements of the former CEO out of net compensation in the second quarter of 2022 on the successful completion of the former CEO’s transition agreement. The transition agreement exchanged the former CEO's salary, AIP and LTIP entitlements for a 3-year LTIP transition payment. The 3-year LTIP transition payment is reported on the severance line and was accelerated upon successful completion of the SCP sale during the second quarter of the year. We also saw a general increase in base salaries in the current quarter relating to new hires.
•SG&A was $5 million in the quarter, up $0.8 million (18%) from the quarter ended June 30, 2022 and $9.3 million on a year-to-date basis, up $1.6 million (21%) from the six months ended June 30, 2022. The increase was due to higher technology and marketing costs.

Earnings summary
•Net income was $17.7 million ($0.70 per share) in the quarter, up $17 million ($0.67 per share) from the quarter ended June 30, 2022 and $25.4 million on a year-to-date basis ($1.00 per share), up $18.1 million ($0.71 per share) from the six months ended June 30, 2022. Net income on both a three and six months ended basis benefited from the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition. We also benefited from higher net fees on improved average AUM in our exchange listed and private strategies segments.
•Adjusted base EBITDA was $18 million ($0.71 per share) in the quarter, up slightly from the same three month period ended last year. The increase in the quarter was due to higher average AUM in our exchange listed products and private strategies segments more than offsetting lower commission income in the quarter due to the sale of our former Canadian broker-dealer.
Adjusted base EBITDA was $35.3 million ($1.40 per share) on a year-to-date basis, down 2% or $0.8 million ($0.04 per share) from the six months ended June 30, 2022. The decrease on a year-to-date basis was due to lower commission income on the sale of our former Canadian broker-dealer and slower ATM activity in our uranium trust. The lower commission income on a year-to-date basis was nearly offset by growth in net fees on improved AUM. We expect net fee levels to increase even further in the second half of the year, leading to the eventual replacement of low margin commission income from our former Canadian broker-dealer with higher margin fees from our exchange listed products and private strategies segments.
Subsequent events
•During the quarter, the Company paid down $20 million, or 37% of its outstanding debt facility. Subsequent to quarter end, the Company completed a review of our current and near-term funding and borrowing needs and determined that we no longer require a $120 million credit facility. Consequently, management decided to lower the maximum borrowing capacity under the credit facility by $45 million to $75 million. Offsetting the reduction in borrowing capacity is the release of capital restrictions on the sale of our former Canadian broker-dealer that closed earlier this quarter and the eventual monetization of shares received on the realization of a previously unrecorded contingent asset from a historical acquisition.
•On August 8, 2023, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Supplemental financial information
Please refer to the June 30, 2023 interim financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at June 30, 2023 and the company's financial performance for the three and six months ended June 30, 2023.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Mar. 31, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	6,191	101	(168)	—	6,124	0.35%
- Physical Gold and Silver Trust	4,209	—	(153)	—	4,056	0.40%
- Physical Silver Trust	4,181	45	(240)	—	3,986	0.45%
- Physical Uranium Trust	3,151	—	322	—	3,473	0.30%
- Physical Platinum & Palladium Trust	123	3	(16)	—	110	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	935	26	74	—	1,035	0.63%
- Precious Metals ETFs	401	(3)	(43)	—	355	0.28%
	19,191	172	(224)	—	19,139	0.39%

Managed equities
- Precious metals strategies	1,864	(68)	(163)	—	1,633	0.89%
- Other (3)	1,132	4	(47)	—	1,089	1.13%
	2,996	(64)	(210)	—	2,722	0.99%

Private strategies	2,482	38	4	53	2,577	0.88%

Core AUM	24,669	146	(430)	53	24,438	0.50%

Non-core AUM (4)	708	—	(4)	—	704	0.51%

Total AUM (5)	25,377	146	(434)	53	25,142	0.50%

6 months results

(In millions $)	AUM Dec. 31, 2022	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,746	99	279	—	6,124	0.35%
- Physical Gold and Silver Trust	3,998	—	58	—	4,056	0.40%
- Physical Silver Trust	4,091	112	(217)	—	3,986	0.45%
- Physical Uranium Trust	2,876	141	456	—	3,473	0.30%
- Physical Platinum & Palladium Trust	138	6	(34)	—	110	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	857	119	49	10	1,035	0.63%
- Precious Metals ETFs	349	(2)	8	—	355	0.28%
	18,055	475	599	10	19,139	0.39%

Managed equities
- Precious metals strategies	1,721	(61)	(27)	—	1,633	0.89%
- Other (3)	1,032	(5)	62	—	1,089	1.13%
	2,753	(66)	35	—	2,722	0.99%

Private strategies	1,880	74	(51)	674	2,577	0.88%

Core AUM	22,688	483	583	684	24,438	0.50%

Non-core AUM (4)	745	(26)	(15)	—	704	0.51%

Total AUM (5)	23,433	457	568	684	25,142	0.50%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A. Year-to-date figures were reclassified to conform with current presentation

(2) Management fee rate represents the weighted average fees for all funds in the category.
(3) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(4) This AUM is related to our legacy asset management business in Korea, which accounts for 2.8% of total AUM and less than 1% of consolidated net income and EBITDA.
(5) No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Summary income statement
Management fees	33,222	31,434	28,405	29,158	30,620	27,172	27,783	28,612
Trailer, sub-advisor and fund expenses	(1,635)	(1,554)	(1,204)	(1,278)	(1,258)	(853)	(872)	(637)
Direct payouts	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)
Carried interest and performance fees	388	—	1,219	—	—	2,046	4,298	—
Carried interest and performance fee payouts - internal	(236)	—	(567)	—	—	(1,029)	(2,516)	—
Carried interest and performance fee payouts - external (1)	—	—	(121)	—	—	(476)	(790)	—
Net fees	30,397	28,693	26,618	26,759	28,090	25,476	26,536	26,083

Commissions	1,647	4,784	5,027	6,101	6,458	13,077	14,153	11,273
Commission expense - internal	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)
Commission expense - external (1)	(27)	(642)	(585)	(476)	(978)	(3,310)	(3,016)	(2,382)
Net commissions	1,126	2,415	2,863	3,240	3,446	6,633	7,009	5,802

Finance income	1,277	1,180	1,439	933	1,186	1,433	788	567
Gain (loss) on investments	(1,950)	1,958	(930)	45	(7,884)	(1,473)	(43)	310
Other income (2)	19,763	1,250	999	(227)	170	208	313	529
Total net revenues	50,613	35,496	30,989	30,750	25,008	32,277	34,603	33,291

Compensation	21,610	19,103	17,030	18,934	19,364	21,789	20,632	18,001
Direct payouts	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)
Carried interest and performance fee payouts - internal	(236)	—	(567)	—	—	(1,029)	(2,516)	—
Commission expense - internal	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)
Severance, new hire accruals and other	(4,067)	(1,257)	(1,240)	(1,349)	(2,113)	(514)	(187)	(207)
Net compensation	15,471	14,932	12,530	14,079	13,945	15,728	12,434	12,813

Severance, new hire accruals and other (3)	4,067	1,257	1,240	1,349	2,113	514	187	207
Selling, general and administrative	4,988	4,267	4,080	4,239	4,221	3,438	4,172	3,682
Interest expense	1,087	1,247	1,076	884	483	480	239	312
Depreciation and amortization	748	706	710	710	959	976	1,136	1,134
Other expenses	471	2,824	1,650	5,697	868	1,976	2,910	3,875
Total expenses	26,832	25,233	21,286	26,958	22,589	23,112	21,078	22,023

Net income	17,724	7,638	7,331	3,071	757	6,473	10,171	8,718
Net income per share	0.70	0.30	0.29	0.12	0.03	0.26	0.41	0.35
Adjusted base EBITDA	17,953	17,321	18,083	16,837	17,909	18,173	17,705	16,713
Adjusted base EBITDA per share	0.71	0.68	0.72	0.67	0.71	0.73	0.71	0.67
Operating margin	57%	57%	59%	55%	55%	57%	55%	52%

Summary balance sheet
Total assets	381,519	386,765	383,748	375,386	376,128	380,843	365,873	375,819
Total liabilities	83,711	108,106	106,477	103,972	89,264	83,584	74,654	84,231

Total AUM	25,141,561	25,377,189	23,432,661	21,044,252	21,944,675	23,679,354	20,443,088	19,016,313
Average AUM	25,679,214	23,892,335	22,323,075	21,420,015	23,388,568	21,646,082	20,229,119	19,090,702
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the amount in Q2, 2023 relates to the receipt of shares on the the realization of a previously unrecorded contingent asset from a historical acquisition.
(3) The majority of the Q2, 2023 amount is accelerated compensation and other transition payments to the former CEO on the successful completion of the sale of Sprott Capital Partners ("SCP") during the quarter.

Schedule 3 - EBITDA reconciliation

	3 months ended		6 months ended

(in thousands $)	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022
Net income for the period	17,724	757	25,362	7,230
Adjustments:
Interest expense	1,087	483	2,334	963
Provision for income taxes	6,057	1,662	8,682	4,354
Depreciation and amortization	748	959	1,454	1,935
EBITDA	25,616	3,861	37,832	14,482
Other adjustments:
(Gain) loss on investments (1)	1,950	7,884	(8)	9,357
Amortization of stock based compensation	4,064	3,101	7,728	7,278
Other (income) and expenses (2)	(13,525)	3,063	(10,126)	5,506
Adjusted EBITDA	18,105	17,909	35,426	36,623

Other adjustments:
Carried interest and performance fees	(388)	—	(388)	(2,046)
Carried interest and performance fee payouts - internal	236	—	236	1,029
Carried interest and performance fee payouts - external	—	—	—	476
Adjusted base EBITDA	17,953	17,909	35,274	36,082
Operating margin (3)	57%	55%	57%	56%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $4.1 million severance, new hire accruals and other for the three months ended June 30, 2023 (three months ended June 30, 2022 - $2.1 million) and $5.3 million for the six months ended June 30, 2023 (six months ended June 30, 2022 - $2.6 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of ($0.5) million for the three months ended June 30, 2023 (three months ended June 30, 2022 - ($0.1) million) and $0.2 million for the six months ended June 30, 2023 (six months ended June 30, 2022 - nominal loss).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A webcast will be held today, August 9, 2023 at 10:00 am ET to discuss the Company's financial results. To listen to the webcast, please register at
https://edge.media-server.com/mmc/p/njthpd42

Please note, analysts who cover the Company should register at https://register.vevent.com/register/BI39d3c67cd7c74a17b837964393516404

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, operating margins and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.
EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margins
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) the fact that the outlook for precious metals and energy transition investments continues to improve and we expect our positioning in these core areas to be rewarded in the second half of 2023; (ii) that our product pipeline is robust and our intention to launch new public and private strategies before the end of the year; (iii) our expectation that net fee levels will increase even further in the second half of the year, leading to the eventual replacement of low margin commission income from our former Canadian broker-dealer with higher margin fees from our exchange listed products and private strategies segments; (iv) the eventual monetization of shares received on the realization of a previously unrecorded contingent asset from a historical acquisition; and (v) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended June 30, 2023. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 23, 2023; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended June 30, 2023. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York and Connecticut and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Managing Partner
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com